Exhibit 99.8

Press Release

Qatar Petroleum and Total sign new agreement on

Al Khalij oil field for a further 25 years

Doha & Paris, November 14, 2012 - His Excellency Dr. Mohammed bin Saleh Al-Sada, Minister of Energy and Industry of the State of Qatar, Chairman and Managing Director of Qatar Petroleum, and Yves-Louis Darricarrère, Total’s President, Upstream, signed today a Heads of Agreement on Al Khalij field, offshore Qatar, for a further 25 years.

Located about 130 kilometers east of the Qatari coast, Al Khalij field was discovered by Total in 1991 and commenced production in 1997 pursuant to an Exploration and Production Sharing Agreement (“EPSA”), which was signed in 1989 and is due for expiry in early 2014.

Under the new HOA, QP and Total will have a 60/40 operating interest in the field following the expiry of the EPSA, and Total will continue to operate the field.

Commenting on the QP/Total partnership on Al Khalij field, His Excellency Dr. Mohammed bin Saleh Al-Sada, Qatar’s Minister of Energy and Industry said: “We have been working with our long time partner, Total, on Al Khalij field since its discovery. It has been a mutually beneficial and fruitful partnership. We are pleased to sign this new agreement to further develop the field as part of His Highness, Sheikh Hamad Bin Khalifa Al Thani’s vision to continue to prudently develop our natural resources and to increase Qatar’s hydrocarbon reserves.”

The HOA is further evidence of Total’s commitment to Qatar. This commitment took a new dimension when the company was one of the first participants in the multi-billion dollar gas projects in Ras Laffan. Total subsequently participated in other large developments in Qatar’s refining and petrochemicals sectors as well.

“This new agreement exemplifies the long-standing partnerships forged with the State of Qatar, as it reflects Total’s commitment to work hand in hand with QP. I am delighted to see Total continuing to be recognized, not only for operational excellence in the energy sector, but also as an active member of Qatar’s community and society at large,” stated Mr Darricarrère.

The signing ceremony which was held at QP Headquarters was attended by a number of senior officials from Qatar Petroleum and Total.

About Qatar Petroleum

Qatar Petroleum, a public corporation established by Law number 10 of 1974, is responsible for all phases of the oil and gas industry in Qatar. The principal activities of Qatar Petroleum and its subsidiaries and joint ventures cover exploration, drilling and production operations, transport, storage, marketing and sale of crude oil, natural gas, natural gas liquids, liquefied natural gas, refined products, petrochemicals and fertilizers.

For more information, please visit www.qp.com.qa

About Total in Qatar

Present in Qatar since 1936, Total has a 20% interest in the upstream part of the Qatargas 1, a 10% interest in the Qatargas 1 liquefaction plant Joint Venture (JV), a 24.5% stake in the Dolphin Energy Ltd Company and a 16.7% stake in Qatargas 2 Train 5 JV. Total’s Qatari production averaged 155,000 barrels of oil equivalent per day in 2011.

Total is also a partner in the Laffan Refinery with a 10% interest and in the Qapco (20%) and Qatofin (48.6%) petrochemical plants.

In addition to investments in Qatar’s energy sector, sustainable development is a core commitment of Total in Qatar, as in all countries where Total operates. To meet this commitment, Total supports long-term projects in the country to promote education, research, environmental protection and local economic development. Total backs Qatar’s drive to become a center of excellence for research through its integrated research center, which opened in 2009 in the Qatar Science and Technology Park. Total has also shown its commitment to the educational sector through its partnership with Qatar Foundation.

Media contacts:

Anastasia Zhivulina, Tel.: +33 (0) 1 47 44 76 29

Charles-Etienne Lebatard, Tel.: +33 (0) 1 47 44 45 91

For more information, visit www.total.com